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Exhibit 99.1

PRESS RELEASE

EMBARGOED—NOT FOR PUBLICATION BEFORE 07:00HRS ON TUESDAY 4 FEBRUARY 2003

BOOKHAM TECHNOLOGY PLC
ANNOUNCES FOURTH QUARTER AND PRELIMINARY RESULTS
FOR THE YEAR ENDED DECEMBER 31 2002

        Oxfordshire, UK—February 4, 2003: Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, today announced results for the fourth quarter and year ended December 31, 2002.

Highlights for the fourth quarter ended December 31, 2002

  •
  Revenues in the fourth quarter 2002 were £14.3 million ($23.0 million), up 88% sequentially on the third quarter 2002, from £7.6 million, and up 580% from the fourth quarter 2001 at £2.1 million. The fourth quarter 2002 figure includes seven weeks of revenue from the acquired optical components business from Nortel Networks ("NNOC"). Total revenues for 2002 were £34.6 million ($55.7 million), up 58% from £21.9 million in 2001.

  •
  Cash burn for the fourth quarter 2002 was £31.6 million ($50.9 million), including £10.6 million in acquisition costs and £3.2 million used for working capital. This compares with £11.9 million in the third quarter 2002, and £15.0 million in the fourth quarter 2001. The company's cash position remains strong, with £105.4 million ($169.7 million) at the end of the quarter.

  •
  The net loss for the fourth quarter 2002 was £19.9 million ($32.0 million), prior to exceptional charges which were £26.3 million under UK GAAP, compared with a loss of £13.5 million in the third quarter 2002 and £14.1 million in the fourth quarter of 2001. The proforma net loss was £19.7 million ($31.7 million), before one-time charges, which were £30.9 million under US GAAP.

  •
  On November 8, the company completed its acquisition of the optical components businesses of Nortel Networks and results reflect combined operations since that date. Integration of the NNOC businesses is ahead of schedule and substantial progress has been made in restructuring and consolidating development, manufacturing, sales and administration across all sites.

  •
  Significant reductions in manufacturing and development activities in the ASOC product line are announced, further reducing the company's overhead structure and reducing the level of revenue required to reach the breakeven point for the company.

        Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: "Following the acquisition of NNOC, we had three critical factors to achieve: rapid integration, reduction in costs and improved revenue. We are extremely pleased with the way the integration has progressed and this is well ahead of schedule. The cost structure is coming down and there is evidence for a further reduction in the level of revenue required to reach breakeven. We are seeing good progress with our customers which we believe will allow us to announce specific design-wins during the course of the year. The most important factor is that the company is working as one team and becoming integrated across sites and functions."

Operating review—A review of 2002

        In 2002, the company redefined itself through two targeted acquisitions, which the company believes positions it to be a leader in the optical components space. The acquisitions of the optical components businesses from Marconi and Nortel Networks have enhanced the company's competitiveness and ability to prosper. Revenue growth has continued quarter-on-quarter throughout 2002 with additional benefits to earnings being achieved through tight financial management.

        In February, the acquisition of Marconi's optical components business ("MOC") was completed for an all-share consideration. At the time of completion, the ordinary shares issued represented approximately 9% of the company's issued share capital following the acquisition and were valued at approximately £16.4 million ($23.9 million). The acquisition was an important step for the company, expanding the product portfolio into the actives market with a very strong laser chip design, strong manufacturing capability and leading-edge tunable laser and Gallium Arsenide ("GaAs") modulator technologies. The products included narrow-band and wideband tunable lasers, GaAs modulators and erbium doped fiber amplifiers ("EDFAs").

        In November 2002, the company acquired the optical transmitter and receiver and optical amplifier businesses ("NNOC") from Nortel Networks. The consideration for this acquisition was 61 million new ordinary shares (amounting to approximately 29.8% of the issued share capital of the company following the acquisition), together with warrants to purchase 9 million new ordinary shares, loan notes to the value of $50 million (£31.6 million) repayable over a total of 5 years and cash of $9.2 million to reimburse Nortel Networks for restructuring expenses.

        This much larger transaction delivered a very significant set of complementary products to add to the growing portfolio along with a comprehensive set of technical skills and management experience. The company believes that the economies of scale generated by the creation of the enlarged group will facilitate increased cost efficiencies. Furthermore the company believes strong revenue enhancement opportunities exist for NNOC components to be sold to other leading system manufacturers who may not previously have been willing to purchase components from Nortel Networks, as one of their competitors. The products acquired include optical amplifiers with vertically integrated pump laser chips, the most widely deployed 10Gb/s transceivers in the world, and wide receiver line and transponder modules.

        Key components of both of these transactions were the guaranteed supply agreements that were entered into. Marconi made a minimum commitment to purchase £30 million of products. Nortel Networks agreed to purchase between 50–80% on a product-by-product basis of its total optical components requirement over the three years following completion, with a guaranteed minimum of $120 million of optical components over a period of six quarters from completion.

        The company is pleased with the integration of both MOC and NNOC and in particular with the rapid progress with NNOC. The process is well ahead of schedule, with manufacturing and administrative functions now having been effectively combined.

Products and customers

        The company now has a comprehensive product set comprising actives, passives and amplifiers, not just based on new technologies, but on proven, widely deployed established products. The company operates in the metro and long-haul markets in not only 10Gb/s but also in 2.5Gb/s.

        Today customers want full-line, independent, solutions-capable partners and therefore fewer suppliers who can provide everything from a full range of components to complete subsystems. The company believes it can offer this solution and is focused on continuing to work with key customers on the development of enhanced products. The company has expanded its customer base through its channels to market with both the MOC and NNOC products, and the customer reaction has been very positive.

        Significant sales of optics lasers and modulators into non-telecom accounts was achieved, taking advantage of the same product building blocks used in the company's telecom integrated transmitters. In addition, sales of the company's MMIC (monolithic microwaveable integrated circuit) products to non-telecom accounts increased during the year.

Restructuring

        Throughout the year, the company has continued to restructure in order to reduce costs, while improving revenues and investing in new products. The company announced in the second quarter that it would be closing its two facilities in Maryland, US and Swindon, UK resulting in significant annual savings.

        The continued progress on cost reduction efforts following the integration of MOC and NNOC has contributed to significant reductions in operating expenses of the combined company.

        The company has decided to significantly downsize the manufacturing and R&D of its ASOC product line at its Milton facility in order to realign resources more appropriately with current market and revenue opportunities, focus resources on product lines producing revenues in the short and medium term, and reduce the company's overall cash burn. The company anticipates that this action will involve a reduction in headcount of up to approximately 200 people.

        The company will continue to sell and support ASOC-based passive products, including the four channel EVOA (electronic variable optical attenuator), which are qualified and shipping to customers. The company will also retain a dedicated ASOC team, as it believes that there is value and a significant revenue opportunity for the ASOC platform, although current market conditions have extended the timescale in which these opportunities could be realized.

Exceptional costs for the year end 31 December 2002

	UK GAAP	US GAAP
	£m	£m
Impairment ASOC production line	28.1	28.1
Maryland and Swindon site closures	5.1	5.1
IPR&D	—	8.8
Other	3.5	3.5

Total	36.7	45.5

Management and personnel

        The company has continued to strengthen its management and operational team. Through the acquisition of NNOC, Liam Nagle and Mike Scott, formerly of NNOC, joined the officer team and further increased the strength of the management team. At the year end, the company employed a total of 1945 people worldwide.

Financial commentary

        All US dollar numbers have been translated at £1 = $1.61 for the convenience of the reader.

Fourth quarter ended December, 31 2002

        Results include those of the optical components businesses of Nortel Networks ("NNOC") from November 8, 2002.

        Revenues:    Revenues in the fourth quarter of 2002 were £14.3 million ($23.0 million), up 88% sequentially from £7.6 million in the third quarter 2002 and up 580% from £2.1 million in the fourth quarter 2001. The increase in the fourth quarter 2002 revenues over the third quarter 2002 and the fourth quarter 2001 is the result of sales to Nortel Networks from the NNOC acquired sites. Nortel Networks and Marconi Communications were over 10% customers and represented 60% and 12% respectively.

        Operating loss (before exceptional items) under UK GAAP:    The gross loss (loss at the gross margin level) was £5.5 million ($8.9 million), up from £3.8 million in the third quarter 2002 and up from £4.0 million in the fourth quarter 2001. This increase is a result of the addition of the higher manufacturing overhead structure of NNOC.

        Operating expenses increased 37% from the third to fourth quarters as a result of the integration of the NNOC acquisition. Operating expenses increased 26% from the fourth quarter 2001. Selling, general and administrative expenses increased by 96% over this period as a result of the inclusion of the NNOC operations, whilst research and development expenses decreased by 1% as the impact of previous restructuring actions offset the increased expenditure from NNOC.

        Restructuring charges (exceptionals for UK GAAP and one-time charges for US GAAP):    In the fourth quarter, net exceptional charges under UK GAAP were £26.3 million ($42.3 million) and £30.9 million ($50 million) under US GAAP. Of the 2002 exceptional and one-time charges, £27.0 million related to the impairment of equipment used in the ASOC product line that is considered to be excess, with £2.8 million relating to the write-back of the third quarter provision for closure of the Maryland and Swindon sites, following successful negotiation and exit from lease arrangements at a considerably reduced cost. In addition, under US GAAP, there was a one-time charge of £4.6 million ($7.4 million) for the write-off of In Process Research and Development ("IPR&D") related to the acquisition of NNOC.

        Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP):    Net interest for the fourth quarter was £0.8 million ($1.3 million), down 45% from £1.4 million in the third quarter 2002 due to lower cash balances. The net loss under UK GAAP for the fourth quarter 2002 was £46.2 million ($74.4 million) and the loss per share was £0.26 ($0.41). Under US GAAP the net loss for the same period was £50.6 million ($81.5 million) and the loss per share was £0.28 ($0.45).

        Cash and cash equivalents:    Cash and cash equivalents as of 31 December 2002 were £105.4 million ($169.7 million) compared with £137.1 million as at 29 September 2002.

        Year ended December, 31 2002

        Results include those of the optical components businesses of Nortel Networks ("NNOC") from November 8, 2002, as well as Marconi's optical components business ("MOC") from February, 1 2002.

        Revenues:    Revenues for 2002 were £34.6 million ($55.7 million), up 58% from £21.9 million in 2001. The increase in the 2002 revenues over 2001 is primarily the result of sales to Nortel Networks from the NNOC acquired sites. Marconi Communications and Nortel Networks were over 10% customers, representing 38% and 31% of revenue for the year respectively.

        Operating loss (before exceptional items):    The gross loss (loss at the gross margin level) under UK GAAP was £18.1 million ($29.1 million), up from £8.3 million in 2001.

        Operating expenses excluding National Insurance provision on stock options declined 3% compared with 2001, mainly as a result of the increased costs arising from the NNOC and MOC acquisitions being offset by the continuing process of cost reduction efforts.

        Restructuring charges (exceptionals for UK GAAP and one-time charges for US GAAP):    Net exceptional charges under UK GAAP were £36.7 million ($59.1 million). Of this, £5.1 million related to the closures of the Maryland and Swindon locations. For the year, the company also wrote down £28.1 million of equipment considered excess and took provisions for excess inventory of £1.2 million. Under US GAAP the net one-time charges were £45.5 million ($73.3 million), including IPR&D write downs of £8.8 million.

        Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP):    Net interest for the year decreased from £10.9 million in 2001 to £5.3 million ($8.5 million) in 2002 as a result of increasing expenditures from the expanded business. Further, interest rates were lower in 2002 than in 2001. The net loss under UK GAAP for 2002 was £101.4 million ($163.3 million) and loss per share was £0.67 ($1.08). The net loss under US GAAP was £110.0 million ($177.1 million) and loss per share was £0.73 ($1.17).

        Cash and cash equivalents:    Cash and cash equivalents as of 31 December 2002 were £105.4 million ($169.7 million) compared with £184.8 million at 31 December 2001.

Outlook

        The company anticipates revenues for the first quarter 2003 to be in the range of £20 million to £23 million and cash burn of £18 million to £21 million. The company has seen firm order flow, to date, in the first quarter 2003. Although our outlook for revenues remains limited beyond the first quarter 2003, there is potential for increased demand in the second half of the year. Taking into account the improved cost reduction plans and achieving revenue growth targets, the company is targeting to breakeven by the fourth quarter 2003.

For further information, please contact:

Bookham Technology:	Financial Dynamics:	FD U.S.:
Tel: +44 (0) 1235 837000	Tel: +44 (0) 20 7831 3113	Tel: +1 212 497 9202
Giorgio Anania—President and CEO Steve Abely—Chief Financial Officer Sharon Ostaszewska—Director Communications	Sarah Marsland Juliet Clarke	Deborah Ardern-Jones

The company will be hosting a conference call to discuss this set of results on Tuesday 4 February 2003 at 13:00 (BST), 08:00 (EST). Dial in numbers are as follows:

UK/European participants	+44 (0) 20 7162 0125
US participants	+1 800 513 7968

A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459 (access code: 144062)
US participants	+1 334 323 6222 (access code: 144062)

A taped recording will also be available on the company's web site, www.bookham.com

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) designs, manufactures and markets optical components and subsystems using high volume production methods. With three cost disruptive technologies: Gallium Arsenide (GaAs) for modulation; Indium Phosphide (InP) for tunability and the silicon-based ASOC integration platform, the company delivers end-to-end solutions to communication network system providers, that offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's components and subsystems are used in access, metropolitan and long-haul networks. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland with offices in US, France, Italy and Japan, and employs approximately 2000 people worldwide.

        More information on Bookham Technology is available at www.bookham.com

        Bookham and ASOC are registered trademarks of Bookham Technology plc

        Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, acceptance of our ASOC product line, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31 2001, filed with the Securities and Exchange Commission on May 21, 2002 and our listing particulars dated October 7, 2002 on file with Companies House in England and Wales and the United Kingdom Listing Authority. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc

Consolidated Profit and Loss Account—UK GAAP

Fourth Quarter Ended 31 December 2002

	Before Exceptional Items Q4 Unaudited	Exceptional Items Q4 Unaudited	After Exceptional Items Q4 Unaudited	Qtr to 31 Dec 2001 Unaudited	After Exceptional Items Q4 Unaudited
	£'000	£'000	£'000	£'000	$'000
Turnover	14,324	—	14,324	2,080	23,060
Cost of sales	(19,834)	(20,403)	(40,237)	(9,079)	(64,777)

Gross	(5,510)	(20,403)	(25,913)	(6,999)	(41,717)
Administrative expenses
Research and development	(8,660)	(5,063)	(13,723)	(30,912)	(22,093)
Selling, general and other expenses	(6,615)	(3,426)	(10,041)	(7,331)	(16,165)
National Insurance on stock options	—	—	—	(79)	—

	(15,275)	(8,489)	(23,764)	(38,322)	(38,258)
Other operating income	72	2,636	2,708	13	4,360

Operating loss	(20,713)	(26,256)	(46,969)	(45,308)	(75,615)
Interest, net	800	—	800	1,984	1,288

Loss on ordinary activities before taxation	(19,913)	(26,256)	(46,169)	(43,324)	(74,327)
Tax on loss on ordinary activities	—	—	—	—	—

Loss for the financial period	(19,913)	(26,256)	(46,169)	(43,324)	(74,327)

Loss per ordinary share (basic and diluted)	£(0.11)	£(0.15)	£(0.26)	£ (0.34)	$(0.41)
Weighted average ordinary shares and ADSs outstanding ('000)	179,692	179,692	179,692	129,087	179,692

Bookham Technology plc

Consolidated Profit and Loss Account—UK GAAP

Year Ended 31 December 2002

	Before Exceptional Items Year to 31 Dec 2002 Unaudited	Exceptional Items Year to 31 Dec 2002 Unaudited	After Exceptional Items Year to 31 Dec 2002 Unaudited	Year to 31 Dec 2001 Audited	After Exceptional Items Year to 31 Dec 2002 Unaudited
	£'000	£'000	£'000	£'000	$'000
Turnover	34,603	—	34,603	21,921	55,707
Cost of sales	(52,653)	(21,549)	(74,202)	(47,534)	(119,457)

Gross	(18,050)	(21,549)	(39,599)	(25,613)	(63,750)
Administrative expenses
Research and development	(33,527)	(6,244)	(39,771)	(77,609)	(64,027)
Selling, general and other expenses	(18,636)	(3,744)	(22,380)	(21,801)	(36,029)
National Insurance on stock options	—	—	—	782	—

	(52,163)	(9,988)	(62,151)	(98,628)	(100,056)
Other operating income	175	(5,126)	(4,951)	76	(7,971)

Operating loss	(70,038)	(36,663)	(106,701)	(124,165)	(171,777)
Interest, net	5,341	—	5,341	10,927	8,598

Loss on ordinary activities before taxation	(64,697)	(36,663)	(101,360)	(113,238)	(163,179)
Tax on loss on ordinary activities	—	—	—	—	—

Loss for the financial period	(64,697)	(36,663)	(101,360)	(113,238)	(163,179)

Loss per ordinary share (basic and diluted)	£(0.43)	£(0.24)	£(0.67)	£ (0.88)	$(1.08)
Weighted average ordinary shares and ADSs outstanding ('000)	150,996	150,996	150,996	128,533	150,996

Bookham Technology plc

Consolidated Balance Sheet—UK GAAP

	31 Dec 2002 Unaudited	31 Dec 2002 Audited	31 Dec 2002 Audited
	£'000	£'000	$'000
Intangible fixed assets	42,553	1,666	68,506
Tangible assets	51,442	34,579	82,816

	93,995	36,245	151,322
Stocks	23,679	2,564	38,121
Debtors	21,405	5,001	34,460
Cash at bank and in hand	105,418	184,814	169,712

	150,502	192,379	242,293
Creditors: amounts falling due within one year	(29,302)	(17,675)	(47,173)

Net current assets	121,200	174,704	195,120

Total assets less current liabilities	215,195	210,949	346,442
Creditors: amounts falling due after more than one year	(31,329)	—	(50,436)
Provisions for liabilities and charges	(3,428)	(79)	(5,519)

Net assets	180,438	210,870	290,487

Capital and reserves
Called up capital	683	434	1,100
Share premium account	404,380	338,576	651,008
Other reserves	10,547	5,716	16,980
Profit and loss account	(235,172)	(133,856)	(378,601)

Equity shareholders' funds	180,438	210,870	290,487

Bookham Technology plc

Consolidated Cash Flow Statement for the

Year Ended 31 December 2002—UK GAAP

	Three Months Ended		Twelve Months Ended
	31 Dec 2002 Unaudited	31 Dec 2001 Unaudited	31 Dec 2002 Unaudited	31 Dec 2001 Audited
	£'000	£'000	£'000	£'000
Net cash outflow from operating activities	(18,704)	(9,263)	(62,116)	(44,830)
Returns on investments and servicing of finance	800	1,984	5,341	11,022
Capital expenditure and financial investment	(2,716)	(7,568)	(10,159)	(41,262)
Acquisitions and disposals	(10,946)	—	(11,690)	(6,796)
Management of liquid resources	—	—	—	1,525
Financing	(26)	(162)	(772)	(96)

(Decrease)/Increase in cash	(31,592)	(15,009)	(79,396)	(80,437)

Bookham Technology plc

Consolidated Statement of Operations—US GAAP

Fourth Quarter Ended 31 December 2002

	Before One Time Charges Q4 2002 Unaudited	One Time Charges Q4 2002 Unaudited	After One Time Charges Q4 2002 Unaudited	Q4 2001 Unaudited	After One Time Charges Q4 2002 Unaudited
	£'000	£'000	£'000	£'000	$'000
Net revenues	14,324	—	14,324	2,080	23,060
Cost of net revenues	19,834	1,590	21,424	5,403	34,489

Gross loss	(5,510)	(1,590)	(7,100)	(3,323)	(11,429)
Operating expenses
Research and development	8,660	227	8,887	8,314	14,309
Selling, general and Administrative	5,888	107	5,995	3,298	9,651
IPR&D	—	4,613	4,613	—	7,426
Impairment loss	—	26,968	26,968	30,750	43,416
Closure costs	—	(2,636)	(2,636)	—	(4,244)
National Insurance on stock options	—	—	—	—	—
Stock-based compensation	17	—	17	59	27

Total operating expenses	14,565	29,279	43,844	42,421	70,585

Operating loss	(20,075)	(30,869)	(50,944)	(45,744)	(82,014)
Other income (expense)	373	—	373	1,906	600

Loss before income taxes	(19,702)	(30,869)	(50,571)	(43,838)	(81,414)
Provision for income taxes	—	—	—	—	—

Net loss	(19,702)	(30,869)	(50,571)	(43,838)	(81,414)

Net loss per ordinary share and ADS (basic and diluted)	£(0.11)	£(0.17)	£(0.28)	£(0.34)	$(0.45)
Weighted average ordinary shares and ADSs outstanding ("000)	179,692	179,692	179,692	129,087	179,692

Bookham Technology plc

Consolidated Statement of Operations—US GAAP

Year Ended 31 December 2002

	Before One Time Charges 31 Dec 2002 Unaudited	One Time Charges 31 Dec 2002 Unaudited	After One Time Charges 31 Dec 2002 Audited	31 Dec 2001 Unaudited	After One Time Charges 31 Dec 2002 Unaudited
	£'000	£'000	£'000	£'000	$'000
Net revenues	34,603	—	34,603	21,921	55,707
Cost of net revenues	52,653	2,033	54,686	36,103	88,037

Gross loss	(18,050)	(2,033)	(20,083)	(14,182)	(32,330)
Operating expenses
Research and development	33,761	787	34,548	39,152	55,620
Selling, general and Administrative	16,942	660	17,602	15,830	28,337
IPR&D	—	8,810	8,810	6,454	14,183
Impairment loss	—	28,057	28,057	48,879	45,169
Closure costs	—	5,127	5,127	—	8,254
National Insurance on stock options	—	—	—	127	—
Stock-based compensation	193	—	193	329	311

Total costs and expenses	50,896	43,441	94,337	110,771	151,874

Operating loss	(68,946)	(45,474)	(114,420)	(124,953)	(184,204)
Other income (expense)	4,461	—	4,461	10,808	7,182

Loss before income taxes	(64,485)	(45,474)	(109,959)	(114,145)	(177,022)
Provision for income taxes	—	—	—	—	—

Net loss	(64,485)	(45,474)	(109,959)	(114,145)	(177,022)

Net loss per ordinary share and ADS (basic and diluted)	£(0.43)	£(0.30)	£(0.73)	£(0.89)	$(1.17)
Weighted average ordinary shares and ADSs outstanding ("000)	150,996	150,996	150,996	128,533	150,996

Bookham Technology plc

Consolidated Balance Sheet—US GAAP

	31 Dec 2002 Unaudited	31 Dec 2001 Audited	31 Dec 2002 Unaudited
	£'000	£'000	$'000
Assets
Current Assets:
Cash and cash equivalents	105,418	184,814	169,712
Accounts receivable	17,781	822	28,625
Inventories	23,679	2,564	38,121
Prepaid expenses and other current assets	3,624	4,179	5,834

Total current assets	150,502	192,379	242,292
Intangible assets	26,423	1,666	42,538
Property and equipment	41,470	34,579	66,762

	218,395	228,624	351,592

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other accrued expenses	29,302	17,675	47,173

Total current liabilities	29,302	17,675	47,173
Long-term obligations	34,678	—	55,828
Shareholders' equity	154,415	210,949	248,591

	218,395	228,624	351,592

        The principal differences between the company's accounting policies under UK GAAP and those under US GAAP are set out below:

UK/US GAAP Reconciliation—Profit and Loss Account

	Quarter ended		Twelve months ended
	31 Dec 2002 Unaudited	31 Dec 2001 Unaudited	31 Dec 2002 Unaudited	31 Dec 2001 Audited
	£'000	£'000	£'000	£'000
Loss on ordinary activities before taxation under UK GAAP	(46,169)	(43,324)	(101,360)	(113,238)
National Insurance on stock options	—	79	—	(907)
Impairment and amortisation of intangible assets	(362)	—	(362)	—
Amortisation of goodwill	442	(593)	442	—
Impairment and depreciation of tangible assets	131	—	131	—
IPR&D	(4,613)	—	(8,810)	—

Loss before income taxes under US GAAP	(50,571)	(43,838)	(109,959)	(114,145)

UK/US GAAP Reconciliation—Balance Sheet

	31 Dec 2002 Unaudited	31 Dec 2001 Audited
	£'000	£'000
Intangible assets under UK GAAP	42,553	1,666
Acquisition accounting differences	(14,888)	—
Amortisation on acquisition accounting differences	(1,242)	—

Intangible assets under US GAAP	26,423	1,666

Tangible fixed assets under UK GAAP	51,442	34,579
Acquisition accounting differences	(11,425)	—
Depreciation on acquisition accounting differences	1,453	—

Intangible assets under US GAAP	41,470	34,579

Shareholders' funds under UK GAAP	180,438	210,870
Acquisition accounting differences	(26,313)	—
Amortisation and depreciation on acquisition accounting differences	211	—
National Insurance liability difference	79	79

Shareholders' funds under US GAAP	154,415	210,949

Basis of preparation

        The fourth quarter results have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts, as amended for the adoption of FRS19, deferred taxation, which has not resulted in a prior year adjustment, and Annual Report on Form 20-F.

        The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended 31 December 2001 have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

        Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

Acquisition accounting

        Under UK GAAP, the total consideration, including the contingent consideration, was recorded as an investment by Bookham Technology plc, the ultimate parent company. The excess of the total consideration over the fair value of the net assets acquired represents goodwill and was included in intangible assets on the balance sheet. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. Under UK and US GAAP goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. IPR&D is charged to the profit and loss account at the date of acquisition and based on a valuation as at the acquisition date represents technology that has not yet reached technological feasibility and had no alternative future uses. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

National Insurance on stock options

        Under UK GAAP, the company makes provision for UK National Insurance liabilities on a straight-line basis over the vesting period of the options and as re-measured at each period thereafter until the options have been exercised. Under US GAAP the company recognises the National Insurance provision when options are exercised, in accordance with EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes and Employee Stock-based Compensation".

Cash

        Under UK GAAP cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

QuickLinks

  Exhibit 99.1
BOOKHAM TECHNOLOGY PLC ANNOUNCES FOURTH QUARTER AND PRELIMINARY RESULTS FOR THE YEAR ENDED DECEMBER 31 2002
  Operating review— A review of 2002
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Fourth Quarter Ended 31 December 2002
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP Year Ended 31 December 2002
Bookham Technology plc Consolidated Balance Sheet—UK GAAP
Bookham Technology plc Consolidated Cash Flow Statement for the Year Ended 31 December 2002—UK GAAP
Bookham Technology plc Consolidated Statement of Operations—US GAAP Fourth Quarter Ended 31 December 2002
Bookham Technology plc Consolidated Statement of Operations—US GAAP Year Ended 31 December 2002
Bookham Technology plc Consolidated Balance Sheet—US GAAP
UK/US GAAP Reconciliation—Profit and Loss Account
UK/US GAAP Reconciliation—Balance Sheet